FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated May 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217

Houston, Texas 77084

Item 2	Date of Material Change

May 15, 2009

Item 3	News Release

Issued May 15, 2009 and distributed through the facilities of Business Wire.

Item 4	Summary of Material Change

The Company amended its Shareholder Rights Plan Agreement dated November 28, 2008 by way of an amending agreement dated May 14, 2009 pursuant to which it extended the date from May 28, 2009 to June 19, 2009 by which shareholders shall have ratified the Shareholder Rights Plan Agreement, as amended, to maintain it in full force and effect.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

The Company’s board of directors approved the amendment, by agreement dated May 14, 2009, of its Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated November 28, 2008, pursuant to which the Company has extended from May 28, 2009 to June 19, 2009 the date by which shareholders shall have ratified the Rights Plan Agreement, as amended, to maintain it in full force and effect. The Company intends to seek shareholder ratification of the Rights Plan Agreement, as amended, at its annual general meeting of shareholders scheduled for June 12, 2009.

If the Rights Plan Agreement, as amended, is ratified by shareholders on or before June 19, 2009, it will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier. The Rights Plan Agreement may be extended beyond 2012 by resolution of shareholders at such meeting. The TSX Venture Exchange has accepted for filing the Rights Plan Agreement, as amended, subject to shareholder ratification.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

May 20, 2009